Exhibit A
DOUGLAS EMMETT, INC.
2016 OMNIBUS STOCK INCENTIVE PLAN AMENDMENT NO. 2

Effective upon approval by the stockholders of Douglas Emmett, Inc. at the 2023 Annual Meeting of Stockholders to be held on May 24, 2023 (the “Amendment Date”), the terms of the Douglas Emmett, Inc. 2016 Omnibus Stock Incentive Plan (as it may be amended from time to time, the “Plan”) are hereby amended as follows:
1.Increase in Number of Shares Authorized. The maximum number of shares of Stock reserved and available for issuance under Section 3(a) of the Plan shall be increased by 19,000,000 shares, which would bring the total number of shares of Stock authorized under the Plan to 36,900,000 and the remaining number of shares of Stock available for future grant under the Plan as of April 6, 2023 to 21,280,000 (subject to adjustment as set forth in the Plan).
2.Withholding. Section 13(a) of the Plan is hereby deleted and replaced with the following:
(a) Payment by Grantee. Each grantee shall, no later than the date as of which the value of an Award or of any Stock or other amounts received thereunder first becomes includable in the gross income of the grantee for Federal income tax purposes, pay to the Company, or make arrangements satisfactory to the Committee regarding payment of, any Federal, state, or local taxes of any kind required by law to be withheld by the Company with respect to such income. The Company and its Subsidiaries shall, to the extent permitted by law, deduct any such taxes from any payment of any kind otherwise due to the grantee. The Company’s obligation to deliver evidence of book entry (or stock certificates) to any grantee is subject to and conditioned on tax withholding obligations being satisfied by the grantee.
3.Plan Remains in Effect. Except as set forth herein, the terms of the Plan shall not be affected by this Amendment. Capitalized terms not otherwise defined in this Amendment are as defined in the Plan.